EARLY WARNING REPORT

1.	Name and address of Offeror

James R. Anderson
2801 South Ridgeview Way
Sioux Falls, SD 57105

2.	Name of Issuer

Genco Resources Ltd.

3.	Designation, number (or principal amount) and percentage of securities acquired (ownership of or control over) by Offeror

The Offeror acquired ownership of 8,350,000 common shares of the Issuer (representing 14.4% of the Issuer’s issued common shares) and warrants to purchase a further 10,314,000 common shares.

4.	Designation, number (or principal amount) and percentage of securities in respect of which the Offeror has ownership of and control over immediately after the acquisition

Upon completion of the acquisition, the Offeror has ownership of or control over:

15,507,040 common shares (representing 26.7% of the Issuer’s outstanding common shares);

warrants to purchase 10,314,000 common shares exercisable at a price of CAD$0.35 per share on or before May 8, 2012;

an option to purchase 200,000 common shares exercisable at a price of CAD$1.43 per share on or before August 28, 2013.

If the warrants and option are exercised, the Offeror will have ownership of or control over 25,021,040 common shares (representing 36.5% of the then outstanding common shares) of the Issuer.

5.	Designation, number (or principal amount) and percentage of securities over which the Offeror, together with any joint actors, has

(i) ownership of and control over:

The Offeror and his joint actor have both ownership of and control over

15,507,040 common shares (representing 26.7% of the Issuer’s outstanding common shares);

warrants to purchase 10,314,000 common shares exercisable at a price of CAD$0.35 per share on or before May 8, 2009;

an option to purchase 200,000 common shares exercisable at a price of CAD$1.43 per share on or before August 28, 2013.

If the warrants and option are exercised, the Offeror and his joint actor will have ownership of and control over 25,021,040 common shares (representing 36.5% of the then outstanding common shares) of the Issuer.

(ii) ownership of but control over is held by other persons or companies other than the Offeror or any joint actors:

The Offeror and his joint actor do not have ownership of any common shares or securities convertible into or exercisable to purchase common shares over which control is exercised by persons or companies other than the Offeror or his joint actor.

(iii) exclusive or shared control over but does not have ownership of:

The Offeror and his joint actor do not have exclusive or shared control over any common shares or securities convertible into or exercisable to purchase common shares owned by persons or companies other than the Offeror or his joint actor.

6.	Name of the market in which the acquisition took place

The securities were acquired from the Issuer pursuant to a private placement.

7.	Purpose of the Offeror and any joint actors in making the acquisition including any intention to increase the beneficial ownership of or control over any of the Issuer’s securities

The Offeror acquired the securities for investment purposes.

The Offeror intends to purchase from the Issuer a further 1,000,000 common shares and warrants to purchase another 1,000,000 shares. In connection with a ‘gypsy swap’ being carried out as part of such purchase, the Offeror has sold 1,000,000 common shares of the Issuer and, when he completes the next purchase, will transfer warrants to purchase 500,000 shares to a third party which purchased the 1,000,000 shares from the Offeror.

The Offeror and his joint actor may also acquire ownership of or control over further securities of the Issuer in the future depending upon market circumstances.

8.	General nature and material terms of any agreement, other than lending agreements, with respect to securities of the Issuer entered into by the Offeror (or any joint actor) and the Issuer or any other entity in connection with the acquisition, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities

In connection with the acquisition of the securities, the Offeror entered into:

a private placement subscription agreement with the Issuer providing for the issuance of 8,350,000 units (each consisting of one common share and one warrant) at a price of CAD$0.24 each; and
Share Pledge and Loan Agreements and Escrow Agreements with three investors subscribing for the purchase of 3,928,000 units from the Issuer at a price of CAD$0.24 per unit pursuant to which the Offeror loaned 3,928,000 free trading common shares of the Issuer to such investors in consideration of the assignment to him of 1,964,000 warrants.

9.	Names of all joint actors

Karen S. Anderson, the Offeror’s spouse.

10.	If the acquisition did not take place on a stock exchange or other published market the nature and value of consideration paid by the Offeror

The Offeror paid the Issuer a total of CAD$2,004,000 for the 8,350,000 units (each consisting of one common share and one warrant) acquired and loaned 3,928,000 free trading common shares of the Issuer to three investors in consideration of the assignment to him of 1,964,000 warrant.

11.	Description of any change in any material fact set out in a previous report

The Offeror sold 1,000,000 common shares of the Issuer immediately prior to the acquisition of the 8,350,000 common shares and 10,314,000 warrants.

DATED this 14th day of May 2009

(signed) James R. Anderson